Exhibit 99.1

WINS FINANCE HOLDINGS INC.

Risk Factors Incorporated by Reference From the Registrant’s

Registration Statement on Form S-4 (Registration No. 333-204074)

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

Risks Related to [Wins Finance Holding Inc’s (“Holdco’s”)] Business and Operations Following the Transactions with WFG

The value of your investment in Holdco following consummation of the transactions will be subject to the significant risks affecting WFG and inherent in the financial industry. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of its common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to WFG unless the context clearly indicates otherwise.

WFG relies heavily on cooperation with commercial banks.

WFG’s business relies heavily on cooperation with commercial banks. WFG’s cooperation arrangements with banks generally have a term of one year and are renewable upon expiration. If WFG is not able to renew any of these existing arrangements on commercially reasonable terms, or at all, when they expire, the ability to provide bank financing guarantees to clients would be negatively impacted. In addition, regulatory policies and other factors are beyond WFG’s control. Furthermore, WFG’s cooperation arrangements are concentrated in a small number of commercial banks locally. The proportion of security deposits the banks require from WFG largely depends on WFG’s business relationship and track record with them. As a result, if WFG’s relationship with one or more key cooperating banks deteriorates materially or terminates, WFG’s business, financial condition and results of operations may be materially and adversely affected.

WFG’s business is subject to greater credit risks than if it provided guarantees and leases to larger and more established clients, and WFG’s proprietary risk management system may not be adequate to protect against client defaults.

The business of providing financial guarantees or leasing involves a variety of risks, including the risk that the loans we guaranteed or made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. WFG mainly focuses on providing services to SMEs and microcredit companies in China. Some of WFG’s clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during recent years. However, our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $4.4 million for the year ended June 30, 2013 to $9.6 million for the year ended June 30, 2014, representing an increase of 117.9%. However, our historically high growth rate and the limited history of financial leasing business make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

We may face increasing competition from existing and new market participants.

China’s financial services industry for SMEs and microenterprises has experienced substantial growth in recent years, following the rapid development of the Chinese economy and the emergence of a large number of SMEs and microenterprises. For our guarantee business, our major competitors include state-owned or foreign-invested guarantee companies which have a strong presence in the regions in which we operate. For our financial leasing business, our major competitors include independent China leasing companies and foreign-owned leasing companies. Some of our competitors may benefit from lower pricing, a larger customer base, a more established business reputation, more solid business relationships with banks and government authorities, a more mature risk control mechanism or more extensive experience than we might. As we expand our presence, we expect to compete with competitors from other regions, some of which have better knowledge of the target customers and may enjoy stronger relationships with local banks than we do.

Our business model could be negatively affected by changes and fluctuation in the banking industry.

Our business model is premised on the fact that SMEs and microenterprises are generally underserved by the banking industry because commercial banks in China have been reluctant to lend to SMEs and microenterprises without credit support, such as third-party guarantees, or adequate collateral of tangible assets, and we believe that they will remain so in the foreseeable future. This has created opportunities for us to develop and expand our business. However, new trends in the banking industry or the applicable regulatory requirements may alleviate the high transaction costs or the lack of collateral and public information generally associated with bank financing to our target clients or otherwise make this business more attractive to banks. In the event that commercial banks begin to compete with us by making loans to our target clients on an unsecured basis or require a lower level of credit guarantee in return for higher risk-based interest rates, we may experience less demand for our guarantee services and greater competition with respect to our financial leasing business. Furthermore, any such direct competition with our cooperating banks will undermine our relationship with them and may adversely affect our business, results of operations and prospects.

In addition, our business may be subject to factors affecting the banking industry generally, such as the abrupt spike in China’s interbank rates and the subsequent fears of tightened liquidity as experienced by Chinese banks in the second and third quarters of 2013, as well as the increasing non-performing loan ratios as reported by the banking industry in 2014. Such factors adversely affecting China’s banking industry may result in constraints on the banking system’s liquidity and subsequent reductions in the amount of, or tightened approval requirements for, loans available to our customers or us. As a result, we may experience reduced demand for our guarantees and less available funding. Furthermore, if our customers’ business is negatively affected due to any such factors, our customer default risk may increase, which may materially and adversely affect our financial condition or results of operations.

Our business is concentrated in Jinzhong City, Shanxi Province, and our financial condition and results of operations may be materially and adversely affected by a significant deterioration in our business in such city.

Our business is concentrated in Jinzhong City, Shanxi Province, with over 90% of our revenues being generated by clients in this city for the year ended June 30, 2014. The economies of Jinzhong City specifically and Shanxi Province generally historically have provided significant business opportunities for our target clients, and accordingly driven our business growth and financial performance. A significant economic downturn in Jinzhong City or Shanxi Province, however, may undermine the financial condition of our customers in these areas and their ability to repay their loans which we have guaranteed, and our financial condition and results of operations may be materially and adversely affected as a result. ‘

We may not be familiar with new regions or markets we enter and may not be successful in offering new products and services.

We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our success in Jinzhong City in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing market and may make it difficult or impossible for us to operate profitably in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

As we continuously adjust our business strategies in response to the changing market and evolving customer needs, our new business initiatives will likely lead us to offer new products and services. However, we may not be able to successfully introduce new products or services to address our customers’ needs because we may not have adequate capital resources or lack the relevant experience or expertise or otherwise. In addition, we may be unable to obtain regulatory approvals for our new products and services. Furthermore, our new products and services may involve increased and unperceived risks and may not be accepted by the market and they may not be as profitable as we anticipated, or at all. If we are unable to achieve the intended results for our new products and services, our business, financial condition, results of operations and prospects may be adversely affected.

If the counter-guarantees obtained from our customers are not sufficient to cover our corresponding exposure under the guarantees given by us on our customers’ behalf in the event of a default by the customer, it could negatively impact our results of operations.

WFG guarantees the repayment of loans granted to its customers. WFG is required to provide cash deposits for the loans granted by such banks to its customers, from which the banks may recover defaulted loan payments by its customers. In order to protect WFG’s interest, WFG does, and will in the future, require its customers, their owners and/or third parties to provide counter-guarantees to WFG to secure WFG’s obligations under the guarantees given by WFG. Such counter-guarantees may include 1) charges over fixed assets such as properties, vehicles and machinery; 2) charges over movable and intangible assets such as income rights, accounts receivable, inventories and land use rights; and/or 3) guarantee(s) from the owners or directors of the customer and their spouse or other third parties. Such counter-guarantees would be discharged after our obligations under the guarantee given by WFG are discharged. If WFG’s customers default on a loan or fail to perform their contractual obligations, WFG would have to pay to the bank or a contractual counter-party the amount guaranteed by WFG under the relevant guarantee given by WFG. When WFG is called upon to make payment under the guarantees given by WFG, WFG would in turn seek to recover such liabilities from liquidating the collateral provided to WFG or from funds obtained from guarantors, under the counter-guarantees given to WFG by the relevant customers. It is possible that collateral provided to us under such counter-guarantee(s) could not be realized, or could not be realized in time, or could not be realized at prices that are equal to or above the amount of WFG’s liability under the guarantees given by WFG, or the relevant guarantor(s) may fail to perform the obligations under the counter-guarantee(s) provided to WFG. In the event of liquidation or bankruptcy of WFG’s customers, WFG may not be able to claim priority on such collateral over other creditors of WFG’s customer, and WFG may not be able to recover the full value of that collateral under the counter-guarantees or at all. In addition, the procedures for liquidating or otherwise realizing the value of collateral of borrowers in China may be protracted or ultimately unsuccessful, and the enforcement process in China may be difficult for legal and practical reasons. Any of the foregoing may adversely impact our results of operations and profitability.

Our provisions for guarantee losses and impairment losses may not be adequate to cover actual losses and any increase to the allowance for guarantee losses and impairment losses may cause our net income to decrease.

As of March 31, 2015, our provision for guarantee losses was $0.9 million and our allowance for impairment losses was $0.6 million in respect of investment in financial leasing. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our guarantee and loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of our guarantee and loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for guarantee or loan losses. Any increase in the allowance for guarantee or loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business was concentrated on two major clients for the nine months ended March 31, 2015 and for the year ended June 30, 2014. Our revenue growth may not be sustainable if we cannot successfully expand and diversify our client base in the future.

Our business was concentrated on two major clients for the nine months ended March 31, 2015 and for the year ended June 30, 2014. From March 2014 to March 2015, WFG provided guarantee services for an aggregate of $58.1 million (RMB360 million) of loans as well as related financial advisory services to the first client, and provided guarantee services for an aggregate of $32.2 million (RMB200 million) of loans as well as related financial advisory services to the second client. The first client accounted for 22.5% and 11% of WFG’s gross revenue for the nine  months ended March 31, 2015 and for the year ended June 30, 2014, respectively. The second client accounted for 16.5% and 16% of WFG’s gross revenue for the nine months ended March 31, 2015 and for the year ended June 30, 2014, respectively. All these loans have been repaid in full, and the guarantee obligations were terminated prior to March 31, 2014. We have determined that WFG will not in the future provide guarantee services for any loans in excess of 10% of WFG’s net assets to a single customer. We expect to diversify the customer base and expand the business outside Jinzhong City, Shanxi Province, including cooperating with various microcredit companies and non-bank financial institution. However, our revenue and net profit may be adversely affected by the expiration of the guaranteed loans of the two major customers and if we cannot successfully expand our customer base.

WFG’s business is concentrated in financial guarantees and financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Currently, our primary business activities include providing guarantee services and offering financial lease as well financial advisory services to our customers. If we are unable to maintain and grow the operating revenues from our business or develop additional revenue streams, our future revenues and earnings are not likely to grow and could decline. Our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

The commission rate in the guarantee business and interest rate in financial leasing business may decrease due to changes in the Chinese economic environment or industry competitiveness, which could negatively affect our revenue and net profit.

If China’s economy does not maintain the same growth rate as it has in previous years, or China’s macro-economy slows down, the government could tighten money supply, and banks could be less inclined to incur credit risk and extend loans to Chinese SMEs, which could negatively affect our guarantee business. China has cut its interest rate five times during the last 12 months, and further cuts in interest rates may be implemented in the near future. New participants may enter the financial sector and our business could face intense competition within our current region, and in the regions into which we plan to expand, due to these new entrants. We might be unable to maintain the same level of commission rates or interest rates charged for our guarantee service or financial leasing service, in which case our revenue and net profit may decrease.

We hold a significant amount of short term investments in assets management products. It is possible that we could lose the principal and interest of these assets, or the current return may not be maintained. Furthermore, it is possible that the banks and financial institutions that manage the short-term investments may not be able to redeem the short-term investments at our request, resulting in our being unable to utilize the related funds to support our business.

As of March 31, 2015, we hold $145.4 million of short-term investments in assets management products managed by banks and financial institutions, which have invested in fixed-income financial products permitted by the China Securities Regulatory Commission (“SRC”) such as government bonds, corporate bonds and central bank notes. WFG believes that the risk of loss of principal and interest on these assets is very low. However, if the Chinese economic environment changes significantly, for instance, if China’s economy enters a serious recession resulting in many enterprises being unable to repay their bonds and other obligations, or if China’s central bank cuts interest rates significantly, China’s asset management companies may be unable to protect their interests in the assets under management. In such event, we might lose any return or even the principal from these investments. The current annualized return rate for assets held by these asset management companies on behalf of WFG is between 6.6% and 15% annually. The return on these funds is highly dependent on the management ability of the asset management companies, and on the market interest rate of the investment products. Current levels of return may not be sustainable if the market interest rate continues to decrease in the near future. Further, the banks and financial institutions that manage the short term investments may be unable to redeem such investments at a price equal to the principal and undistributed interests due to market events or, in extreme circumstances, such as significant redemptions or a deterioration of liquidity in the financial markets, may be unable to redeem them at all. As a result, we may not have access to the capital related to the short-term investments for our business when needed.

We failed to comply with certain laws and regulations in the past and the non-compliance may expose us to potential penalties or legal actions imposed by relevant government authorities.

We failed to comply with the Interim Measures for guarantee business which require that the balance of the financing guarantee liabilities provided by a financing guarantee company for any single guaranteed party shall not exceed 10% of the net assets of the guarantee company. Shanxi Dongsheng Financial Guarantee Co., Ltd. (“Dongsheng Guarantee”), one of our subsidiaries, provided guarantee service for loans in excess of 10% of our net assets for two clients during the period from March 2014 to March 2015. In addition, we failed to comply with certain social insurance contributions and Provident Housing Fund requirements under PRC regulations (collectively “Social Benefit Regulations”). Dongsheng Guarantee failed to make social insurance contributions and Provident Housing Fund contributions for some of its employees. For further information on these matters, see the section titled “Business of WFG – Noncompliance of Laws and Regulations.” As of the latest practicable date, we had not received any notice from any of the relevant government authorities regarding our non-compliance with Interim Measures for our guarantee business and the Social Benefit Regulations. However, we cannot assure that the relevant regulatory authorities will not impose penalties and/or bring legal action against us retrospectively, which may adversely affect our business and cause a significant penalty payment.

Our risk management framework, policies and procedures and internal controls may not fully protect us against various risks inherent in our business.

We have established an internal risk management framework, policies and procedures to manage our risk exposures, primarily credit risk, operational risk, compliance risk and legal risk as well as liquidity risk. These risk management policies and procedures are based upon historical behaviors and our experience in the industry. They may not be adequate or effective in managing our future risk exposures or protecting us against unidentified or unanticipated risks, which could be significantly greater than those historically experienced. Although we are continuously updating our policies and procedures, we may fail to predict future risks due to rapid changes in the market and regulatory conditions, and new markets we enter. Although we have established internal controls to ensure our risk management policies and procedures are adhered to by our employees as we conduct our business, our internal controls may not effectively prevent or detect any non-compliance of our policies and procedures, which may have a material adverse effect on our business, financial condition and results of operations. Effective implementation of our risk management and internal controls also depends on our employees. Human error or other mistakes may significantly undercut the effectiveness and performance of our risk management and internal controls, resulting in a material adverse effect on our business, results of operations and financial position.

We may be subject to employee misconduct which is often difficult to detect and could harm our reputation and business.

Employee misconduct may include approving a transaction beyond authorized credit limits, hiding key customer information in the due diligence process, engaging in fraudulent or other improper activities, or otherwise not complying with laws or our risk management procedures. Employee misconduct is often difficult to detect and could take significant time to uncover. We cannot assure you that future incidents of employee misconduct will not subject us to serious penalties or limitations on our business activities. We could also suffer from negative publicity, reputational damage, monetary losses or litigation losses as a result of the misconduct of our employees.

There is often limited information regarding our customers and our ability to perform customer due diligence or detect customer fraud may be compromised as a result.

The information available on SMEs including microenterprises is often limited. Our credit evaluation depends primarily on customer due diligence. We cannot assure you that our customer due diligence will uncover all material information necessary to make a fully informed decision, nor can we assure you that our due diligence efforts will be sufficient to detect fraud committed by our customers. If we fail to perform thorough due diligence or discover customer fraud or intentional deceit, the quality of our credit evaluation may be compromised. A failure to effectively measure and limit the credit risk associated with our guarantee and loan portfolio could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may be unable to monitor our customers’ actual use of the financing we guaranteed or provided, or verify if our customers have other undisclosed private money or borrowings. We may not be able to detect our customers’ suspicious or illegal transactions, such as money laundering activities, in our business and we may suffer financial and/or reputational damage as a result.

Our continued success is dependent on senior management and our ability to attract and retain qualified personnel.

Our success has been, and in the future will be, dependent on the continued services of our executive directors and senior management. While we intend to enter into employment agreements with certain key employees in connection with the transactions, there is no assurance that any or all of our senior management will continue their employment with us. If any senior management personnel are unable or unwilling to continue their service, we may not be able to find a suitable replacement quickly or at all. The loss of the services of any senior management personnel and the failure to locate a suitable replacement might disrupt our business and could have an adverse impact on our ability to manage or operate our business effectively. Our performance is also dependent on the talents and efforts of highly-skilled individuals. As a result, our continued ability to effectively compete, manage and expand our business depends on our ability to retain and motivate our existing employees and attract new talented and diverse employees. Given our relatively lean human resources structure, the loss of services of any employee holding an important position or possessing industry expertise or experience could have a material adverse effect on our results of operations, business and prospects. Competition in the financial services industry for qualified employees has often been intense, and we may also need to offer higher compensation and other benefits to attract new personnel. A failure to attract and retain qualified personnel and any significant increase in staffing costs could have a negative impact on our ability to maintain our competitive position and grow our business.

The future development and implementation of anti-money laundering laws in China may increase our obligation to supervise and report transactions with our customers, thereby increasing our compliance efforts and costs and exposing us to criminal measures or administrative sanctions for non-compliance.

We believe that we are not currently subject to PRC anti-money laundering laws and regulations and are not required to establish specific identification and reporting procedures relating to anti-money laundering. PRC laws and regulations relating to anti-money laundering have evolved significantly in recent years and may continue to develop. In the future, we may be required to supervise and report transactions with our customers for anti-money laundering or other purposes, which may increase our compliance efforts and costs and may expose us to potential criminal measures or administrative sanctions if we fail to establish and implement the required procedures or otherwise fail to comply with the relevant laws and regulations.

Failure to maintain our reputation and brand name could materially and adversely affect our business.

We believe that the reputation and brand name that we have built over the years plays a significant role in enabling us to obtain business from referrals as well as to attract new customers. A large portion of our new guarantee services were referred to us by our past or existing customers or by banks or other financial institutions. We believe that the building up and the enhancement of our reputation and brand name depend largely on, among others, our credibility among finance providers and other players in the financial services industry which has been developed over the years of our business operations, and our ability to provide diversified services to meet the requirements of our customers and their counter-parties. If we fail to maintain our reputation or our customers or their counter-parties no longer perceive our services to be of high quality or if they should no longer perceive us as a guarantee company with high credibility for whatever reason, our reputation and brand name could be adversely affected which, in turn, could affect our ability to maintain existing or capture future business opportunities. There is also no assurance that our past or existing customers or banks or financial institutions with whom we have business relationships will continue to work with us or to refer new or potential customers to us. In the event our existing or past customers or banks or financial institutions with whom we have business relationships cease to work with us or stop referring new or potential customers to us or substantially reduce their referrals to us, WFG’s business, financial condition and results of operations would be adversely affected.

We are heavily dependent on the performance of SMEs, particularly those in Jinzhong City, and any decrease in demand for services to SME’s in Jinzhong City or the PRC may adversely impact our business operations.

The rapid growth of the economy of the PRC in recent years has triggered a surge in the number of new SMEs and the escalation of their respective businesses in general. Despite the growth of SMEs and the growing demand for funding from these SMEs in recent years, there can be no assurance that the demand for financial guarantee services and financial leasing from SMEs will continue to grow. Any adverse development in national or local economic conditions may affect the businesses or funding demands of SMEs which, in turn, may reduce the demand or depress the amount of fees we charge for our services. Any decrease in such demand would have a material adverse effect on our result of operations and financial condition.

Our financial guarantee, financial leasing and financial consultancy services are provided to SMEs and their shareholders for the benefit of SMEs in the PRC, mainly in Jinzhong City, Shanxi Province. Our business and prospects are particularly dependent on the performance of SMEs in Jinzhong City which operate in a multitude of different industries. If the economy of Shanxi Province, in particular Jinzhong City, significantly deteriorates, performance of SMEs in such area will be adversely affected which, in turn, could have an adverse effect on our business. If there is any downturn in the industries of any of our customers and potential customers in the PRC generally or in Jinzhong City specifically, our business, financial condition and results of operations could also be adversely affected.

We may not be able to keep pace with changing demands in the guarantee business industry.

A significant factor of our competitiveness in the markets for guarantee services is our ability to develop our services so that we are able to continuously tailor our services to the needs and demands of our customers and their counter-parties. Due to the changes in the global economy, the national economy in the PRC or the local economy in Shanxi Province, the changes in the business environment of the SMEs in the PRC and the development of different financial products, there may be changes in the market needs for guarantee services in terms of, among others, the type of services and the scale of guarantees provided. We cannot assure that we will be able to obtain sufficient financial and human resources to develop our business in view of such changes. The scale and expertise of our management team may not be able to meet such market needs and we may not be able to attract suitable personnel for the development of our business. In addition, our risk management system may not keep up with changes in the business requirements of our cooperating institutions and customers. Further, there is no assurance that our new services will be well accepted by the market, or such services can be developed and put into the market in a timely manner or at all. In the event that we are not able to develop new services that meet the needs of our customers or their counter-parties or that our competitors have developed new service offerings that are more accepted by the market than ours, our business, financial condition and results of operations may be materially and adversely affected.

We may be involved in legal proceedings arising from our operations.

We may become involved in disputes with customers, financial providers and/or other parties. These disputes may lead to legal proceedings, and may cause us to suffer costs and delays to our operations. Such legal proceedings may also adversely affect our reputation which in turn could lead to a slowdown in our new business opportunities.

We are subject to certain foreign exchange risks.

We receive all of our revenue in Renminbi, which is currently not a freely convertible currency. A portion of our revenue must be converted into other currencies in order to meet our foreign currency obligations from time to time. For example, we will be required to obtain foreign currency (i.e. US dollars) to make payments of declared cash dividends, if any, after the transactions described in this proxy statement/prospectus. The value of Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC and international political and economic conditions. The value of any declared cash dividends in the future may be affected by fluctuations in exchange rates.

We have no insurance coverage for our guarantee and financial leasing business, investment assets or deposits in our bank accounts, which could expose us to significant costs and business disruption.

We do not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor do we maintain key man life insurance or any other insurance coverage except the mandatory social insurance for employees. If we incur any lost that is not covered by our loss reserve, our business, financial condition and results of operations could be materially and adversely affected. Additionally, our major assets are cash deposit in banks and short-term investments in assets management products. These assets are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

We have not yet generated significant revenue from our financial leasing operations and may not do so in the future.

We are currently in the initial stage of developing our financial leasing business. To date, the revenue generated from our financial leasing operations is not a significant contribution to our performance. The success of our financial leasing operations will be highly dependent upon our ability to successfully develop and market our financial leasing services to targeted customers. We may not be able to develop our financial leasing business as planned and generate revenues or profits. The revenue and income potential of our proposed financial leasing business is unproven and the lack of operating history makes it difficult to evaluate the future prospects of this business.

Our knowledge of the Chinese financial leasing industry and market may be limited. Our perception of potential customers’ needs and their acceptance of our financial leasing services may not be accurate.

We may not be able to work with equipment providers to successfully purchase qualified equipment identified by our customers on terms acceptable to us. We may not be able to establish sound financial modeling in the calculation of the interest rate and residual value. Such inexperience and lack of active knowledge may lead to failure of our financial leasing business.

Lack of knowledge of financial leasing benefits among potential customers may make it difficult for us to market our services.

Many people in the PRC still perceive leasing companies as a “second-class bank”, and very few recognize the flexibility and benefits that financial leasing provides. We may need to invest a tremendous amount of time and effort toward education people of the benefits of such business so that potential customers can fully appreciate the flexibility leasing offers to deploy their assets. Failure in such education may make it difficult for us to market our financial leasing services.

Our dividend policy is determined by the Board of Directors based the consideration of our performance, cash flow position and future growth strategy. We cannot assure you of declaring dividend at any time in the future.

In the future, we may not have sufficient net income or cash flow for dividend distribution, and we may retain profits to cover cash flow required for further business growth. There is no assurance that we will pay any dividends in the future. If we do not pay dividends, shareholders will not experience investment returns except through the sale of their stock.

Failure to manage our growth could result in a negative impact on our future performance, results of operation and financial condition.

We intend to seek strategic acquisitions in the future in order to further expand our business and service offerings. It is our intention to seek acquisition targets that have the potential to complement our existing business or our business model or to broaden our service offerings. Any failure to successfully acquire or merge with such targets or to successfully integrate newly acquired or merged businesses into our business could have a negative impact on our future performance, results of operations and financial condition.

Our financial performance may fluctuate from period to period and the fluctuations may make it difficult to predict our future performance. The adjustment of our business development strategies according to the new environment may have significantly adverse effect on our performance.

Our financial performance fluctuates with our business volume. For our guarantee and financial consultancy service, the level of revenue that we can achieve is subject to fluctuations and is dependent on, among others, the business and performance of our customers and the overall economic condition of the PRC. Accordingly, we are susceptible to revenue volatility between financial periods.

As we derive substantially all of our revenue from guarantee fees, our financial performance is affected by the market conditions of the vastly diverse industries in which our customers operate and the overall economic conditions of the PRC, which are external factors beyond our control. In the event that we are not able to continually and consistently secure new guarantee contracts from customers, our future financial performance will be adversely affected.

In order to achieve our long term mission, we may balance our efforts and capital to some newly developed segments, such as leasing or other newly acquired business. This could negatively affect our current guarantee financial performance.

Our business strategy could be adjusted subject to various circumstances, such as market opportunity, overall economic condition of the PRC, changes in the government regulations, and so on. Such adjustment could shift our future business focus and demand a large number of resource support, which could negatively affect our future financial performance.

Risk relating to doing business in the PRC

China’s economic, political and social conditions, as well as regulatory policies, significantly affect the financial markets in China, as well as our liquidity, access to capital and ability to operate our business.

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in the PRC. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past few decades, growth has been uneven across different regions and economic sectors and there is no assurance that such growth can be sustained or is sustainable. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may negatively affect us. For example, our financial condition and results of operations may be adversely affected by the following factors:

●	an economic downturn in China or any regional market in China;

●	inaccurate assessment of the economic conditions of the markets in which we operate;

●	economic policies and initiatives undertaken by the PRC government;

●	changes in the PRC or regional business or regulatory environment affecting the SME and microenterprise sector;

●	changes to prevailing market interest rates;

●	a higher rate of bankruptcy; and

●	the deterioration of the creditworthiness of SMEs and microenterprises in general.

In addition, an unfavorable financial and economic environment in recent years, including as a result of continued global financial uncertainties and the Eurozone sovereign debt crisis, have had and may continue to have an adverse impact on investors’ confidence and financial markets in China. Moreover, concerns over capital market volatility, issues of liquidity, inflation, geopolitical issues, the availability and cost of credit and concerns about the rate of unemployment have resulted in adverse market conditions in China, which may materially and adversely affect our business and operations.

We may not in all cases be able to capitalize on the economic reform measures adopted by the PRC government. Changes in the economic, political and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations or restrictive financial measures, could have an adverse effect on the overall economic growth of the PRC, which could subsequently hinder our current or future business, growth strategies, financial condition and results of operations.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Lack of financial leasing regulations could negatively impact our business.

Currently, there is no uniform equipment title registration process and system in China, as each municipality adopts different procedures. The pending China Financial Leasing Law is expected to unify the registration procedures and protect the lessor against a “good-faith” third-party claim if the leased assets are registered in the lessor’s name. In the absence of such central title registration system, the lessors’ ownership interest on the leased equipment may be threatened. Loss of ownership to the leased equipment will have a negative effect on our financial position.

Interpretation of PRC laws and regulations involves uncertainty and the current legal environment in the PRC could limit the legal protections available to shareholders.

PRC laws and regulations govern our operation in the PRC. Most of our subsidiaries are organized under PRC laws. The PRC legal system is a civil law system based on written statutes, and prior court decisions have little precedent value and can only be used as a reference. Additionally, PRC written statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the PRC legislature has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commercial transactions, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretations of the PRC laws and regulations involves a degree, sometimes a significant degree, of uncertainty. Depending on the governmental agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. All of these uncertainties may limit the legal protections available to our investors and shareholders.

Foreign ownership in financial guarantee and financial leasing businesses may be changed due to the uncertainty of evolving PRC laws and regulations.

We operate our financial guarantee and financial leasing business under foreign ownership structures in China. According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on March 10, 2015 and effective as of April 10, 2015, our operation of financial guarantee and financial leasing businesses with foreign ownership is permitted under current PRC laws and regulations. However, the PRC laws and regulations are not fully developed and the Chinese government has been revising the laws and regulations since the Reform and Opening-up in 1979. There is still significant uncertainty resulting from the evolving PRC laws and regulations. As a result, foreign investment in these financial industries may be restricted or prohibited in the future if PRC laws and regulations are changed or revised due to the evolving political or economic conditions.

The national and regional economies in the PRC and our prospects may be adversely affected by natural disasters, acts of God and the occurrence of epidemics.

Our business is subject to general economic and social conditions in the PRC. Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the PRC. Some regions in the PRC are under the threat of earthquake, sandstorm, snowstorm, fire, drought, or epidemics such as Severe Acute Respiratory Syndrome, SARS, H5N1 avian flu, the human swine flu, also known as influenza A (H1N1) or the recent cases of H7N9. For instance, two serious earthquakes hit Sichuan province in May 2008 and April 2013, and resulted in significant loss of lives and destruction of assets in the region. In addition, past occurrences of epidemics, depending on their scale, have caused different degrees of damage to the national and local economies in the PRC. A recurrence of SARS or an outbreak of any other epidemics in the PRC, such as the H5N1 or the H7N9 avian flu, especially in the cities where we have operations, may result in material disruption of our business, which in turn may adversely affect our financial condition and results of operations.

Our shareholders may experience difficulties in effecting service of legal process and enforcing judgments against us, our Directors or senior management and to take action on the basis of violations of the listing rules.

Our major operations are located in the PRC, and all of our assets and subsidiaries are located in the PRC. Most of our directors and senior management reside within the PRC. The assets of these Directors and senior management are also located within the PRC. As a result, it may not be possible to effect service of process upon most of our Directors and senior management outside the PRC. Moreover, the PRC does not have treaties providing for reciprocal recognition and enforcement of court judgments in the United States. As a result, in the PRC, recognition and enforcement of court judgments from the jurisdictions mentioned above may be difficult or impossible in relation to any matter that is not subject to a binding arbitration provision.

We are a holding company located outside China and rely on dividend payments from our subsidiaries. Our ability to pay upstream dividends may be restricted due to foreign exchange controls and other Chinese regulations.

We are a holding company and a significant part of our business is carried out through our operating subsidiaries in the PRC. As a result, our ability to pay dividends depends on dividends and other distributions received from our operating subsidiaries. If any of our subsidiaries incurs debt or losses, it may impair its ability to pay dividends or other distributions to us, which could adversely affect our ability to pay dividends to our Shareholders.

PRC law requires any foreign invested enterprises, such as our subsidiaries in the PRC, to set aside part of its net profit as statutory reserves. Our PRC subsidiaries are required to set aside each year at least 10% of their after-tax profits for such year, as reported in its PRC statutory financial statements, to the statutory surplus reserve of such PRC subsidiary. Such reserve may not be discontinued until the accumulated amount has reached 50% of the registered capital of the PRC subsidiary. These statutory reserves are not available for distribution to us, except in liquidation. The calculation of distributable profits is based on PRC Accounting Standards and Regulations, which differ in many aspects from US GAAP. As a result, our subsidiary in the PRC may not be able to pay any dividend in a given year to us if it does not have distributable profits as determined under the PRC Accounting Standards and Regulations, even if it has profits for that year as determined under US GAAP.

Limitations on the ability of our PRC operating subsidiary to remit its entire after-tax profits to us in the form of dividends or other distributions could adversely affect our ability to grow, make investments that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. We cannot assure that our subsidiaries will generate sufficient earnings and cash flow to pay dividends or otherwise distribute sufficient funds to us to enable us to pay dividends to our Shareholders.

The PRC Enterprise Income Tax Law (“PRC EIT Law”) and its implementation rules stipulate that if an entity is deemed to be a non-PRC resident enterprise without an establishment or place of business in the PRC, withholding tax at the rate of 10% will be applicable to any dividends paid to it by its PRC subsidiary, unless it is entitled to reduction or elimination of such tax, including by tax treaties.

In addition, restrictive covenants in bank credit facilities or other arrangements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make distributions to us. These restrictions could reduce the amount of dividends or other distributions we receive from our subsidiaries, which in turn would restrict our ability to pay dividends to our shareholders.

Failure by our operating subsidiaries to pay us dividends could negatively impact our cash flow and our ability to make dividend distributions to our shareholders, including during periods in which we are profitable.

Risks Related to the Transactions

Future resales of the ordinary shares of Holdco issued to the WFG shareholders may cause the market price of Holdco’s securities to drop significantly, even if Holdco’s business is doing well.

Under the merger agreement, the WFG shareholders could receive up to approximately 16,300,000 Holdco shares assuming that the maximum number of Sino public shares are converted as described above. Pursuant to the merger agreement, the WFG shareholders will be restricted from selling any of the Holdco shares that they receive as a result of the transactions during the twelve month period after the closing date of the transactions, subject to certain exceptions, and the WFG shareholders will be required to enter into lock-up agreements to such effect. See the section entitled “The Merger Proposal — Sale Restriction; Resale Registration.”

Subject to these restrictions, Holdco will enter into an amended and restated registration rights agreement at the closing of the merger with the WFG shareholders pursuant to which such holders will be granted certain demand and “piggy-back” registration rights with respect to their securities. Furthermore, the WFG shareholders may sell Holdco shares pursuant to Rule 144 under the Securities Act, if available, rather than under a registration statement. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because Sino and Holdco are currently shell companies, waiting until one year after Holdco’s filing with the SEC of a Current Report on Form 8-K containing Form 10 type information reflecting the transactions with WFG.

Upon expiration of the applicable lock-up periods, and upon effectiveness of any registration statement Holdco files pursuant to the amended and restated registration rights agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the WFG shareholders may sell large amounts of Holdco shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Holdco’s stock price or putting significant downward pressure on the price of Holdco’s stock.

Also pursuant to the amended and restated registration rights agreement, Sino’s initial stockholders will be entitled to make a demand that Sino register the resale of their initial shares at any time commencing three months prior to the date on which their shares may be released from escrow. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of Holdco’s securities

Nasdaq may not list Holdco’s shares on its exchange, which could limit investors’ ability to make transactions in Holdco’s securities and subject Holdco to additional trading restrictions.

A condition of the merger agreement is that Holdco’s shares be listed on Nasdaq upon consummation of the transactions (although this condition may be waived by WFG). Holdco will be required to meet the initial listing requirements to be listed. Holdco may not be able to meet those initial listing requirements. Even if Holdco’s securities are so listed, Holdco may be unable to maintain the listing of its securities in the future.

If Holdco fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange and the requirement under the merger agreement to have Holdco’s shares listed is waived by WFG, Holdco could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	a limited amount of news and analyst coverage for the company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Holdco’s ability to request indemnification from WFG securityholders for damages arising out of the transactions are limited in certain instances to those claims where damages exceed $2,000,000 and is also limited to the shares placed in escrow.

At the closing of the transactions, 10% of the Holdco shares to be issued to the WFG shareholders will be deposited in escrow to provide a fund for payment to Holdco with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by WFG and its shareholders, and for certain other indemnifiable matters. Claims for indemnification may only be asserted by Holdco once the damages exceed a $2,000,000 deductible (subject to certain exceptions), in which event the amount payable shall be the amount of the entire loss. Accordingly, it is possible that Holdco will not be entitled to indemnification even if WFG is found to have breached certain of its representations and warranties and covenants contained in the merger agreement if such breaches would only result in damages to Holdco of less than $2,000,000. Also, the aggregate liability for damages is limited to the shares placed in escrow.